SWIRE PACIFIC

RECEIVED
2007 JAN -3 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/PAC1/24

07020043

27th December 2006

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

PROCESSED
JAN 0 8 2007
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the press announcement of Swire Pacific Limited published 27th December 2006 in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

DF/lt
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Announcement

Sale of 10% of CITIC Square, Shanghai
Connected Transaction

The Directors announce that on 22nd December 2006, Swire Properties, Eldwin and CITIC Pacific have entered into the Swire Agreement for the sale by Swire Properties of the Company's entire 10.002% interest in CITIC Square, Shanghai for a cash consideration of HK$280 million.

As CITIC Pacific is a substantial shareholder of a subsidiary of Swire Pacific and Eldwin is a wholly owned subsidiary of CITIC Pacific, each of CITIC Pacific and Eldwin is a connected person of Swire Pacific. The Transaction therefore constitutes a connected transaction for the Company and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

THE AGREEMENT dated 22nd December 2006

Consideration:	HK$280 million
Parties:	Swire Properties, as vendor Eldwin, as purchaser CITIC Pacific, as purchaser's guarantor
Sale Interest:	10.002% interest in CITIC Square, Shanghai

Particulars of the Transaction

On 22nd December 2006, Swire Properties, Eldwin and CITIC Pacific entered into the Swire Agreement for the sale by Swire Properties of the Company's entire 10.002% interest in CITIC Square, Shanghai for a cash consideration of HK$280 million.

CITIC Square, Shanghai is wholly owned by CITIC Square Co. which is owned 10% by JingAn, 30% by Eldwin, a wholly owned subsidiary of CITIC Pacific, and 60% by Join Resources. Join Resources is owned 16.67% by Swire Properties and 83.33% by Eldwin.

The Sale Interest is represented by 1,667 ordinary shares of HK$1 each in the issued share capital of Join Resources and a shareholder's loan in the amount of HK$66 million from Swire Properties to Join Resources.

On completion of the JingAn Agreement and the Swire Agreement, CITIC Square, Shanghai will be wholly owned by CITIC Pacific.

Consideration for the Transaction

The consideration is payable in cash at completion on or before 29th December 2006. Eldwin and Swire Properties will equally share the stamp duty payable in respect of the Transaction.

As at 31st December 2005, the audited net asset value before deducting deferred taxation (adjusted to comply with Hong Kong accounting standards) attributable to the Sale Interest was HK$239 million.

The consideration was determined after arm's length negotiation between the parties with reference to the aforesaid adjusted audited net asset value, before deducting deferred taxation, which reflected the valuation of CITIC Square Co.'s asset as at 31st December 2005.

The original investment amount of Swire Properties in respect of the Sale Interest was HK$59 million. The Company would record a profit of HK$155 million for the Transaction.

For the year ended 31st December 2004, the audited net profits before and after taxation and extraordinary items (adjusted to comply with Hong Kong accounting standards) of CITIC Square Co. were HK$155 million and HK$102 million respectively.

For the year ended 31st December 2005, the audited net profits before and after taxation and extraordinary items (adjusted to comply with Hong Kong accounting standards) of CITIC Square Co. were HK$336 million and HK$238 million respectively.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Sale Interest is a non-core asset in the Group's investment property portfolio and the Transaction enables Swire Pacific to realise cash from its investment in the Sale Interest. The Group will apply the proceeds from the Transaction towards repayment of bank borrowings.

The Directors (including the independent non-executive Directors) consider that the Transaction is on normal commercial terms and in the ordinary and usual course of business of the Company, fair and reasonable and in the interests of the Company and its shareholders as a whole.

GENERAL

As CITIC Pacific is a substantial shareholder of a subsidiary of Swire Pacific and Eldwin is a wholly owned subsidiary of CITIC Pacific, each of CITIC Pacific and Eldwin is a connected person of Swire Pacific. The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Transaction exceed 0.1% but are less than 2.5%. Accordingly, the Transaction constitutes a connected transaction for Swire Pacific and is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

"CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"CITIC Square, Shanghai"	上海中信泰富廣場CITIC Square, situated at 1168 Nanjing Xi Lu, Jingan District, Shanghai, PRC.
"CITIC Square Co."	上海中信泰富廣場有限公司 (Shanghai CITIC Square Co., Ltd.), a subsidiary of CITIC Pacific.
"Company" or "Swire Pacific"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is investment holding.
"Directors"	The directors of the Company.
"Eldwin"	Eldwin Corporation, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of CITIC Pacific.
"Group"	Swire Pacific and its subsidiaries.
"JingAn"	上海靜安城商貿有限公司 (Shanghai Jingan City Trading Co., Ltd.), a holder of a 10% equity interest in CITIC Square Co.
"JingAn Agreement"	The sale and purchase agreement together with a supplemental agreement both dated 5th October 2006 between Eldwin and JingAn for the purchase and sale of a 10% equity interest in CITIC Square Co.
"Join Resources"	Join Resources Limited, a company incorporated in Hong Kong and a subsidiary of CITIC Pacific, the principal activity of which is investment holding.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Sale Interest"	10.002% interest in CITIC Square, Shanghai, represented by 1,667 ordinary shares of HK$1 each in the issued share capital of Join Resources and a shareholder's loan in the amount of HK$66 million from Swire Properties to Join Resources.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire Agreement"	The sale and purchase agreement dated 22nd December 2006 entered into between Swire Properties as vendor, Eldwin as purchaser, and CITIC Pacific as the purchaser's guarantor in respect of the Transaction
"Swire Properties"	Swire Properties Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company, the principal activity of which is property development and investment holding.
"Transaction"	The sale of the Sale Interest pursuant to the terms of the Swire Agreement.

The Directors of the Company as at the date of this announcement are:
Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho and K G Kerr and J R Slosar;
Non-Executive Directors: *Baroness Dunn, J W J Hughes-Hallett,* P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 22nd December 2006